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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

16000043

SEC FILE NUMBER
8-30426

SEC Mail Processing Section
FEB 19 2016
Wasnington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2015 AND ENDING DECEMBER 31, 2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Republic Securities of America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 East Colonial Drive, Suite 100
(No. and Street)

Orlando	Florida	32803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank L. Schrimsher, President — 407-423-7620 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company, P. A.
(Name - *If individual state last, first, middle name*)

100 E. Sybelia Avenue, Suite 130	Maitland	Florida	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank L. Schrimsher, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Republic Securities of America, Inc. as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Notary Public State of Florida
Wanda L Penland
My Commission FF 120435
Expires 07/30/2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Change in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPUBLIC SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2015

REPUBLIC SECURITIES OF AMERICA, INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2015

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
Republic Securities of America, Inc.

We have audited the accompanying statement of financial condition of Republic Securities of America, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Republic Securities of America, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Republic Securities of America, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Republic Securities of America, Inc.'s financial statements. The supplemental information is the responsibility of Republic Securities of America, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 5, 2016

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH AND CASH EQUIVALENTS	$	42,245
Total Assets	$	42,245

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	$	-
STOCKHOLDERS' EQUITY		
Common Stock, $1 Par Value; 7,500 Shares Authorized; 1,000 Shares Issued and Outstanding		1,000
Paid-In Capital		85,100
Accumulated Deficit		(43,855)
Total Stockholders' Equity		42,245
Total Liabilities and Stockholders' Equity	$	42,245

See accompanying Notes to Financial Statements.

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2015

REVENUES	$	750,435
EXPENSES		
Regulatory Fees and Expenses		11,756
Professional Fees		11,300
Taxes and Licenses		950
Total Expenses		24,006
NET INCOME	$	726,429

See accompanying Notes to Financial Statements.

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2015

	Common Stock	Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCE, JANUARY 1, 2015	$ 1,000	$ 85,100	$ (55,284)	$ 30,816
Stockholder Contributions	-	-	-	
Stockholder Distributions	-	-	(715,000)	(715,000)
Net Income	-	-	726,429	726,429
BALANCE, December 31, 2015	$ 1,000	$ 85,100	$ (43,855)	$ 42,245

See accompanying Notes to Financial Statements.

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Received from Underwriting Activities	$	750,435
Cash Paid for Operating Activities		(24,006)
Net Cash Provided by Operating Activities		726,429
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder Contributions		-
Stockholder Distributions		(715,000)
Net Cash Used by Operating Activities		(715,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS		11,429
Cash and Cash Equivalents - Beginning of Year		30,816
CASH AND CASH EQUIVALENTS - END OF YEAR	$	42,245
RECONCILIATION OF NET INCOME TO NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Net Income	$	726,429
Net Cash Provided by Operating Activities	$	726,429

See accompanying Notes to Financial Statements.

REPUBLIC SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Republic Securities of America, Inc. (the Company), a Florida Corporation, was organized and incorporated on August 24, 1983, for the purpose of engaging in various broker-dealer activities as regulated by the Financial Industry Regulation Authority.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents in a bank deposit account which, at times, may exceed federally insured limits; however, the Company has not experienced any losses in such accounts.

Revenue Recognition

The Company's business is the sale of private placements and are recognized when earned.

Income Taxes

The Company has elected to be taxed as an "S" corporation pursuant to Section 1362(a) of the Internal Revenue Code. As an "S" corporation, the Company's taxable income or loss is passed through the Company to the individual stockholders. Accordingly, no provision for income taxes has been presented in the accompanying financial statements.

The Company adopted the income tax standard for uncertain tax positions and determined it has no uncertain tax positions as of December 31, 2015. The Company recognizes accrued interest and penalties, if any, associated with uncertain tax positions in "taxes and licenses" in the accompanying financial statements.

The Company files income tax returns in the United States federal jurisdiction. The Company is generally not subject to United States federal income tax examinations by tax authorities for years prior to 2012, with certain exceptions as described in the Internal Revenue Code.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 5, 2016, the date the financial statements were available to be issued.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1.

At December 31, 2015, the Company had net capital of $42,245, which was $37,245 in excess of its required net capital of $5,000. The Company's net capital ratio was .00 to 1 at December 31, 2015.

In addition, Rule 15c3-1(d) also provides that the ratio of subordinated liabilities to net capital not exceed 15 to 1. There is no computation required under this rule as the Company had no subordinated liabilities at December 31, 2015.

NOTE 3 CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company was not obligated under liabilities subordinated to claims of general creditors at December 31, 2015.

NOTE 4 RELATED PARTY TRANSACTIONS

The Company has an agreement with Schrimsher Management (the Management Company) to receive clerical and rental services from the Management Company for no fees. The stockholders of the Management Company are the same as the stockholders of the Company. Due to the minimal amount of activity the Company incurs, no expenses have been recorded for the services provided by the Management Company.

During 2015, the Company's revenue was derived from three underwriting deals for a partnership investment in which the Company's stockholders are also investors. The Company earned a 4% commission on amounts invested in the deal, of which $37,770 was earned on investments by the Company's stockholders and a related party.

NOTE 5 COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

REPUBLIC SECURITIES OF AMERICA, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2015

NET CAPITAL		
Total Stockholders' Equity	$	42,245
Less: Stockholders' Equity Not Allowable for Net Capital		-
Total Stockholders' Equity Qualified for Net Capital		42,245
Add: Allowable Liabilities Subordinated to Claims of General Creditors in Computation of Net Capital		-
Total Capital and Allowable Subordinated Liabilities		42,245
Less: Total Non-Allowable Assets		-
Net Capital Before Haircuts on Securities Positions		42,245
Haircuts on Securities Positions (Computed, Where Applicable, Pursuant to Rule 15c3-1)		-
Net Capital	$	42,245
AGGREGATED INDEBTEDNESS	$	-
COMPUTATION OF BASIC NET CAPITAL CAPITAL REQUIREMENT		
Minimum Net Capital Required	$	5,000
Excess Net Capital	$	37,245
Excess Net Capital at 120%	$	36,245
Ratio: Aggregate Indebtedness to Net Capital		.00 to 1

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

Material differences do not exist between the computation of net capital contained in this report and the most recent unaudited computation included in Part IIA of Form X-17A-5 filed by the Company as of December 31, 2015.

See accompanying Notes to Financial Statements.

REPUBLIC SECURITIES OF AMERICA, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2015

Based on the audit of the statement of financial condition and review of Rule 15c3-3 under the Securities Exchange Act of 1934, management believes the Company is in compliance with the conditions of exemption and does not have a reserve requirement at December 31, 2015.

REPUBLIC SECURITIES OF AMERICA, INC.
SCHEDULE III – POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2015

The Company is in compliance with the conditions of exemption of the possession and control requirements set forth in Rule 15c3-3 at December 31, 2015. The Company did not hold any position with respect to fully-paid or excess margin securities as specified by the above referenced rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
Republic Securities of America, Inc.

We have reviewed management's statements, included in the accompanying Republic Securities of America, Inc. Exemption Report, in which (1) Republic Securities of America, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Republic Securities of America, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Republic Securities of America, Inc. stated that Republic Securities of America, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Republic Securities of America, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Republic Securities of America, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 5, 2016

REPUBLIC SECURITIES OF AMERICA, INC.

MEMBER SIPC • MEMBER NASD

REPUBLIC SECURITIES OF AMERICA, INC. EXEMPTION REPORT

OHAB AND COMPANY, P.A.
100 E. Sybelia Avenue
Suite 130
Maitland, Florida 32751

Republic Securities of America, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption form 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

I, Frank L. Schrimsher, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Frank L. Schrimsher
President
January 18, 2016

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders'
Republic Securities of America, Inc.
600 East Colonial Drive, Suite 100
Orlando, FL 32803

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Republic Securities of America, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Republic Securities of America, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Republic Securities of America, Inc.'s management is responsible for the Republic Securities of America, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Focus Reports and General Ledger) supporting there were no adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

February 5, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******2027*********************MIXED AADC 220
030426 FINRA DEC
REPUBLIC SECURITIES OF AMERICA INC
600 E COLONIAL DR STE 100
ORLANDO FL 32803-4647

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Paula Satcher (407) 423-7620

2. A. General Assessment (item 2e from page 2) $ 1,876

B. Less payment made with SIPC-6 filed (**exclude interest**) (332)

7-7-15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,544

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,544

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,544

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Republic Securities of America Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 14th day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 750,435
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 750,435
2e. General Assessment @ .0025	$ 1,876
	(to page 1, line 2.A.)